Mail Stop 4561

March 4, 2009

Mr. J. Michael Edenfield
Chief Executive Officer
Logility, Inc.
470 East Paces Ferry Road, N.E.
Atlanta, GA 30305

> **Re:** **Logility, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2008**
> **Filed July 14, 2008**
> **Form 10-Q for the Quarterly Period Ended October 31, 2008**
> **Filed December 10, 2008**
> **File No. 000-23057**

Dear Mr. Edenfield:

　　We have reviewed your response letter dated February 4, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 21, 2009.

General

1.　　The Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel.

Form 10-K for the Fiscal Year Ended April 30, 2008

Item 8. Consolidated Financial Statements and Supplementary Data

(1) Presentation and Summary of Significant Accounting Policies

(c) Revenue Recognition and Deferred Revenue, page 59

2.   We note your response to our prior comment number 6. Tell us why you do not bill at the same time that you earn revenue. Indicate the difference in number of days between when you record revenue and when you bill revenue to the customer. Your response does not address why the payment terms included within the software license agreement would result in unbilled license fee revenues at the end of the reporting period. Further, explain how you determined these unbilled amounts are fixed or determinable and collectability is probable. Refer to paragraphs 26 through 31 of SOP 97-2. Tell us if all of your software license agreements have similar payment terms.

(6) International Revenue and Significant Customer, page 73

3.   We note your response to our prior comment number 8. Confirm that revenue from external customers attributed to any individual foreign country is not material. Disclose the basis for attributing revenue from external customers to individual countries. Consider disclosing why you have not allocated international revenues by individual country. In addition, disclose why you have not broken out long-lived assets located in the United States and in other foreign countries.

Item 11. Executive Compensation, page 81

Incorporated by Reference from Definitive Proxy Statement Filed on July 28, 2008

Elements of Compensation

Incentive Compensation, page 7

4.   In your response to our prior comment number 16, you state that, subsequent to the date of your definitive proxy statement, you approximately doubled the bonus award payable to Mr. Thomas with regard to the 2008 fiscal year. Please tell us your analysis as to the applicability of Item 5.02(e) of Form 8-K in this circumstance.

Form 10-Q for the Quarterly Period Ended October 31, 2008

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

J. Fair Value of Financial Instrument, page 8

5.   We have reviewed your response and proposed future disclosures in response to our prior comment number 11. Tell us your considerations of providing the methods and significant assumptions used to estimate the fair value of those investments that are classified as held-to-maturity. See paragraphs 10 and 15 of SFAS 107.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

                                                Sincerely,

                                                Stephen Krikorian
                                                Accounting Branch Chief

cc: via Facsimile (404) 238-9708
        Henry B. Levi, Esq.
        Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.